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Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

May 9, 2022

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Amendment No. 3 to Registration Statement on Form F-4 Filed March 28, 2022 File No. 333-259743

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf, and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 27, 2022, on the Company’s revised draft registration statement on Form F-4 publicly filed on March 28, 2022, relating to a proposed business combination (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only
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May 9, 2022

Amendment No. 3 to Registration Statement on Form F-4 filed March 28, 2022 Cover Page

1.	We note your response to comment 1, as well as your amended disclosure. Please also include a cross-reference to the risk factor that discusses the inspection time frames under the HFCAA and AHFCAA.

In response to the Staff’s comments, the Company has revised the cover page of the Revised Draft Registration Statement.

2.	We note your amended disclosure that THIL expects to "distribute cash dividends after it becomes profitable." Please revise your disclosure to ensure consistency with your disclosure on page 57, in which you state that you "do not intend to pay dividends for the foreseeable future."

In response to the Staff’s comments, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement.

3.	We note your response to comment 3, as well as your amended disclosure. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and/or assets in the business is in the PRC and/or Hong Kong or your PRC and/or Hong Kong entities, including TH Hong Kong International Limited, Tim Hortons (China) Holdings Co., Tim Hortons (Shanghai) Food and Beverage Co., Ltd., such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide crossreferences to these other discussions. Last, explain what you mean by "due dates" in your discussion of your intent to settle amounts owed, and include a discussion of such "due dates" in the summary section.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 4, 25, 177 and 178 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it does not have, nor does it currently plan to have, any business operations outside mainland China. In addition, while the Company plans to settle amounts owned within the Company, it does not have a specific timetable on when to settle these amounts.

4.	We also note your amended disclosure that "THIL and its PRC subsidiaries are subject to various restrictions on intercompany fund transfers and foreign exchange control." Briefly describe these restrictions on the cover page, and provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. If you have any other cash management policies that dictate how funds are transferred between you and your subsidiaries (e.g., contractual policies), summarize the policies on your cover page and in the prospectus summary, and include a cross-reference on the cover page to the discussion in the prospectus summary.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it does not have cash management policies that dictate how funds are transferred between the Company and its subsidiaries.

May 9, 2022

Questions and Answers about the Business Combination and the Extraordinary General Meeting, page viii

5.	Please include a question and answer that explains why the parties amended the merger agreement to reduce the valuation of THIL from $1,688,000,000 to $1,400,000,000. Please explain how such agreement affects the various shareholder contingency groups. Please include a discussion of such reduction and the related interests and reasons in the section entitled "Background of the Business Combination."

In response to the Staff’s comments, the Company has revised the disclosure on pages xxi, xxii and 108-112 of the Revised Draft Registration Statement.

Q: What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal . . . ?, page xiii

6.	We note your response to comment 4, as well as your amended disclosure. We note that the amended ownership percentages of the sponsor and existing Silver Crest and THIL shareholders no longer add up to 100% prior to accounting for dilution. Please explain why or revise the chart accordingly to ensure that a complete picture of the company predilution is disclosed to investors. Additionally, we note that the 500,000 shares to be issued through a PIPE to an affiliate of the sponsor is reflected in the line item "PIPE Investors" instead of the line item "The Sponsor," according to your disclosures in footnotes (10) and (12). Please revise to attribute such shares to the sponsor in order to provide shareholders with a balanced picture of the sponsor's ownership following the business combination, or tell us why you do not think this is necessary.

In response to the Staff’s comments, the Company has revised the disclosure on pages xiii, xiv, xv, xvi, xx, xxi, 11, 12, 13, 90 and 91 of the Revised Draft Registration Statement to (i) include a new line item entitled “Sponsor PIPE Shares” that represents the 500,000 THIL Ordinary Shares to be issued to an affiliate of Sponsor via the PIPE Investment (the “Sponsor PIPE Shares”), (ii) revise the line item entitled “the Sponsor” in the section entitled “Holders of THIL Ordinary Shares reflecting potential sources of dilution” to include the Sponsor PIPE Shares in the calculation, and (iii) revise the corresponding footnotes to clarify that (x) the THIL Ordinary Shares attributable to other PIPE investors exclude the Sponsor PIPE Shares and (y) the THIL Ordinary Shares attributable to the Sponsor in the post-dilution ownership of the Company include the Sponsor PIPE Shares.

Summary Shareholder loans and capital contributions., page 5

7.	In your discussion of how cash is transferred through your organization, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and page 5 of the Revised Draft Registration Statement.

May 9, 2022

Regulatory Matters, page 20

8.	We note your response to comment 6, as well as your disclosure that "THIL believes that it will not be subject to cybersecurity review or reporting requirements under the applicable PRC cybersecurity laws and regulations because it does not qualify as a critical information infrastructure operator and has not conducted any data processing activities that affect or may affect national security or hold personal information of more than one million users following the transfer of control and possession of TH China Data to DataCo." Please update the disclosure, and local counsel's opinion to the extent necessary, to reflect that such data has been transferred to DataCo. Additionally, please ensure your disclosure throughout the proxy statement/prospectus reflects that such transfer has occurred. In this regard, we note your disclosure that you "expect to rely significantly on DataCo" and that you "will pay a service fee to DataCo" (emphasis added).

In response to the Staff’s comments, the Company has revised the disclosure on pages 4, 23, 37, 44 and 124 of the Revised Draft Registration Statement to further clarify that such data has been transferred to DataCo. The Company currently relies, and expects to continue to rely, on DataCo for the services it provides and will pay service fees to DataCo pursuant to the terms of the Business Cooperation Agreement.

9.	We note your response to comment 8, as well as your amended disclosure that "If THIL fails to receive or maintain any requisite permission or approval from the CSRC or other PRC regulatory authorities for the Business Combination or future offerings, or the waiver for such permission or approval, in a timely manner, or at all . . . ." Please revise to expand this discussion of the consequences to apply to all permissions or approvals from the CSRC, CAC or other PRC regulatory authorities for engaging in the Business Combination, offering your securities, and conducting your operations.

In response to the Staff’s comments, the Company has revised the disclosure on pages 22, 23, 44, 50 and 124 of the Revised Draft Registration Statement.

Risk Factors "The approval and/or other requirements . . . ", page 46

10.	We note your response to comment 12, as well as your amended disclosure that "the Business Combination is not subject to filing requirement under the CSRC Draft Rules (if enacted), because [you] initially filed the registration statement/proxy statement in connection with the Business Combination on September 23, 2021 and the Q&A explicitly states that the CSRC Draft Rules would not be applied retrospectively." Please revise your disclosure to provide a further analysis explaining why you would not be subject to the CSRC based on your initial filing date and the Q&A. In this regard, we note that THIL's listing has not yet occurred despite the initial filing date and therefore it does not appear to be retrospective in nature.

In response to the Staff’s comments, the Company has revised the disclosure on page 49 of the Revised Draft Registration Statement.

Background of the Business Combination, page 90

11.	We note your response to comment 17. Please revise your disclosure to clarify whether any of the PIPE Investments involve new investors with no preexisting relationships that thereby would generate a fee for UBS and/or BofA, or alternatively state that all of the current PIPE Investors have preexisting relationships.

In response to the Staff’s comments, the Company has revised the disclosure on pages 103 and 120 of the Revised Draft Registration Statement.

12.	Please explain why THIL requested "Silver Crest's consent to increase the amount of such [permitted] financing from $30 million to $50 million." In connection therewith, please discuss THIL's issuance of convertible notes on December 9, 2021, the same date that Silver Crest provided its consent to THIL regarding such permitted financing.

In response to the Staff’s comments, the Company has revised the disclosure on pages 106-108 of the Revised Draft Registration Statement.

May 9, 2022

13.	We note your amended disclosure that the parties amended the merger agreement to remove the minimum cash closing condition. Please explain why such condition was removed, including which party initially proposed such removal and the related reasons or concerns for removing such condition. In revising your disclosure, please address how the interests of the parties evolved from the initial negotiation that accounted for "the expected cash needs of THIL in connection with its long-term growth plans." Please also address the extent to which the parties considered redemptions in negotiating such removal.

In response to the Staff’s comments, the Company has revised the disclosure on pages 107-112 of the Revised Draft Registration Statement.

14.	We note your amended disclosure that the sponsor "agreed to contribute to the capital of Silver Crest for no consideration 4,312,500 Class B ordinary shares of Silver Crest and 4,450,000 warrants to purchase Class A ordinary shares of Silver Crest." We also note that the sponsor currently owns 8,625,000 Silver Crest Class B Shares and 8,900,000 private warrants in Silver Crest. Please revise your disclosure to state that the sponsor has agreed to contribute half of its equity upon closing of the business combination, if true, and explain why the sponsor has agreed to forfeit such equity stake in the combined company. Please discuss any negotiations between the sponsor, THIL and other interested parties, and include a discussion of such parties' interests, the initial contribution amounts proposed, the decision to no longer provide warrants to a charitable foundation and the sponsor's decision to invest additional capital in THIL through its proposed PIPE investment of $5,000,000 while also forfeiting certain of its sponsor shares and private placement warrants.

In response to the Staff’s comments, the Company has revised the disclosure on pages 110-112 of the Revised Draft Registration Statement.

15.	We note your amended disclosure regarding the negotiation of "an additional $50,000,000 in pre-merger equity financing." Please revise your disclosure to clarify that this additional equity financing was in addition to the $50,000,000 of permitted financing that Silver Crest consented to on December 9, 2021 and to clarify whether such "additional $50,000,000 in pre-merger equity financing" therefore still remains available. In this regard, it appears that Silver Crest separately consented to the $50 million equity support agreement with Shaolin Capital prior to the amendment that includes such additional permitted financing.

In response to the Staff’s comments, the Company has revised the disclosure on pages 106-112 of the Revised Draft Registration Statement.

16.	Please provide additional discussion of the negotiation of the equity support agreement with Shaolin and the committed equity facility with Shaolin, including a brief description of the "issues that remained outstanding," the dates on which the agreements were executed, and the discounts and/or premiums that THIL offered to each of such institutional investors. Please also disclose that such subscription amount may not exceed the sum of shares purchased in the PIPE investment and 50% of the public shares that have not been redeemed, and explain why.

In response to the Staff’s comments, the Company has revised the disclosure on pages 20 and 109-112 of the Revised Draft Registration Statement.

May 9, 2022

17.	Please further discuss the negotiation of the PIPE Subscription Agreements on March 9, 2022, including why THIL agreed to issue an additional 600,000 shares to each PIPE Investor who pays at least $10,000,000. In this regard, we note that Peter Yu, Tim Hortons Restaurants International GmbH and TenCent Holdings Limited appear to be receiving such consideration according to your disclosure on pages 232-3.

In response to the Staff’s comments, the Company has revised the disclosure on pages 106-112 of the Revised Draft Registration Statement.

PIPE Subscription Agreement, page 196

18.	Please revise to include a discussion of Tencent Mobility Limited's agreement to purchase shares per the PIPE Subscription Agreement.

In response to the Staff’s comments, the Company has revised the disclosure on pages 8, 143 and 209 of the Revised Draft Registration Statement.

Taxation Certain Material U.S. Federal Income Tax Considerations, page 198

19.	We note your response to comment 16. Please delete as inappropriate the phrase "customary assumptions, qualifications and limitations" in the first paragraph of this section. Revise the subheading "Certain Material U.S. Federal Income Tax Considerations" and all references thereto to remove the word "certain." Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, the Company has revised the disclosure on page 211 of the Revised Draft Registration Statement.

General

20.	To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals in your section entitled "Management Following the Business Combination," and (ii) include a separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

In response to the Staff’s comments, the Company has revised the disclosure on pages 25, 26, 59, 203, 252 and 253 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

May 9, 2022

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP